SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2026

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  August 13, 2026

Q2'26 Earnings

Earnings Presentation


Gabriela Lima

Aug 13, 2026



Welcome

Guilherme Souto

Investor Relations Officer



David Vélez

Founder, Chief Executive Officer and Chairman

Rob Livingston

Chief Financial Officer



Disclaimer

This presentation speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this presentation. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this presentation has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This presentation contains forward-looking statements. All statements other than statements of historical fact contained in this presentation may be forward-looking statements and include, but are not limited to, statements regarding the Company's intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the sections entitled "Risk Factors," "Forward-Looking Statements" and "Operating and Financial Review and Prospects" in our Annual Report on Form 20-F.

The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company's view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as "believe," "may," "might," "can," "could," "is designed to," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "forecast," "plan," "predict," "potential," "aspiration," "should," "purpose," "belief," and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company's assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company's expectations and are subject to variables and uncertainties. The Company's actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this presentation, which are inherently uncertain.

In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this presentation to "R$" refer to the Brazilian Real, the official currency of Brazil.

Beginning in the fourth quarter of 2025, the Company introduced its managerial profit and loss presentation (the "Managerial P&L"), representing an evolution in our disclosure framework to better explain value creation across an increasingly multi-product, multi-segment, and multi-country platform. The Managerial P&L is a structural, complementary reorganization of certain IFRS line items designed to enhance comparability as the business scales, grounded in economic and operational substance. This framework preserves net income, cash flow, and capital, is reconciled to IFRS, and is intended to provide a supplemental management view of the Company's results. Certain financial metrics presented herein reflect this framework. A reconciliation of non-IFRS measures to the most directly comparable IFRS measures is available in our Managerial P&L reconciliation report and in the appendix of the earnings presentation.


Gabriela Lima
nu
Lucas Oliveira
nu

Opening Remarks

Our model powers our earnings-generating formula

ENGAGEMENT

Customers · M


65
84
105
123
139
Q2'22
Q2'23
Q2'24
Q2'25
Q2'26

MONETIZATION

ARPAC · US$


8
9
11
13
17
Q2'22
Q2'23
Q2'24
Q2'25
Q2'26

REVENUE

Gross Revenue · US$B


1.2
1.9
2.9
3.8
5.9
Q2'22
Q2'23
Q2'24
Q2'25
Q2'26

SCALABILITY

Efficiency Ratio · %


50%
30%
26%
21%
20%
Q2'22
Q2'23
Q2'24
Q2'25
Q2'26

PROFITABILITY

Net Income · US$M


(30)
225
487
637
1,061
Q2'22
Q2'23
Q2'24
Q2'25
Q2'26

RAPIDLY GROWING CUSTOMER BASE
+74MM Net Adds · 4y

×

INCREASING REVENUE PER CUSTOMER
32% FXN ARPAC CAGR

=

REVENUE AT SCALE
75% FXN Gross Rev CAGR

–

LOW-COST OPERATING PLATFORM
−30pp Efficiency · 4y

=

SUBSTANTIAL EARNINGS POWER
69% FXN Net Income CAGR

Note 1: 'ARPAC' is average monthly revenue ÷ average monthly active customers. Note 2: 'Efficiency Ratio' is Total Operating Expenses ÷ NII and Fee Income net of Transactional Cost and Revenue-Based Taxes. Note 3: ARPAC and Gross Revenue CAGRs are 5-year; Net Income CAGR is 3-year. Note 4: Amounts in US dollars; growth rates on an FX-neutral basis. Source: Nu.

Untapped opportunity in Brazil lies within our existing customer base

	Mass Market	Super Core	High Income	Super High Income	SMEs
	0–3 minimum wages	3–10 minimum wages	+10 minimum wages	+R$1M in investments	MEI, micro & small businesses
	SERVED BY Roxinho	NEW SERVED BY Croma	SERVED BY Ultravioleta	Not served by Nubank	SERVED BY Nubank PJ
					
ADDRESSABLE BASE / NU'S PENETRATION	144M adults	12.4M adults	5.3M adults	1.2M adults	21M businesses
GROSS PROFIT POOL — TOTAL INDUSTRY POOL - 2025: US$100B	US$30B — 30% of pool	US$23B — 23% of pool	US$21B — 21% of pool	US$8B — 8% of pool	US$18B — 18% of pool

Note 1: Addressable base: Brazilian adults 18+ by monthly income in federal minimum wages; SME = active businesses (MEI, micro and small). Note 2: Gross profit pool: revenues net of cost of funds, cost of risk and losses; segment split of Brazil's consumer + SME pool (US$100B). As of December 2025. Source: IBGE, PNAD, IRPF, Boa Vista and RF.

Already the largest digital bank in Mexico

16.0M

customers · as of Jul 2026

Full bank launch

unlocking payroll direct deposits, expanded credit, higher deposit insurance, and new customer segments.

Nu impact in Mexico

35% had no bank account before Nu

52% had no credit card before Nu

98% of municipalities served

78% of customers outside major cities

... and still Day 1

- **Q1'20** Launch of Nu Mexico and Credit Card
- **Q4'22** Migrated to SOFIPO
- **Q2'23** Launch of Cuenta Nu and Cajitas
- **Q4'23** Launch of Personal Loans
- **Q1'26** Break-even
- **Q2'26** Full Bank launch


2020
2026

Source: Nu.

Built for Mexico's digital transformation and financial inclusion — with cohorts monetizing earlier than in Brazil

Financial inclusion by market · % of adult population

Mexico · Brazil · US


Cash Preference
85%
22%
16%
MX
BR
US


Bank Account Penetration
63%
94%
96%
MX
BR
US


Credit Card Penetration
16%
58%
82%
MX
BR
US


Instant Payment Adoption
5%
72%
63%
MX
BR
US

KPI	Mexico Q2'26	Brazil Q2'20
% of Adult Population	16.5%	16.8%
Interest Earning Portfolio US$ Bn	1.3	0.6
Deposits US$ Bn	5.7	4.8
CTS US$	1.2	1.7
ARPAC US$	12.3	5.6

FXN inflation-adjusted

Note 1: Amounts are presented in US dollars and 2020 numbers are FX-Neutral and adjusted to inflation. Note 2: Adult population is defined as 18+ years. Note 3: For Brazil, the % of adult population is calculated as Nu's Brazilian adult customers divided by the adult population of the country. For Mexico, the % is calculated as Nu's customers divided by the adult population of each country. Note 4: 'ARPAC' is average monthly revenue ÷ average monthly active customers. Note 5: 'Cost to serve' is defined as the monthly average of the sum of transactional expenses, customer support and operations expenses ÷ average monthly active customers. Source: Nu, IBGE, INEGI

NuFormer: A foundation model for financial behavior prediction

H2 2024

Laying the foundation

- **Hyperplane** acquisition
- Data ingestion pipelines
- **Architecture** validation
- Trained our **first model variant**

H1 2025

Proving NuFormer works

- Scaled from first training runs to **large-scale, end-to-end pipelines**
- Deployed our **first model in Brazil**
- Exploration of **new use cases**

H2 2025

Scaling NuFormer

- Upgraded **in-house GPU fleet**
- First model **outside Brazil**
- **+4** new data sources feeding **NuFormer**, **totaling 9**
- **Research in scaling** and new architectures

H1 2026

Expanding reach and research impact

- NuFormer architecture **on par with global frontier models**
- Compounding research gains — **4× context, 4× faster training, 4× faster inference**
- **+6** new data sources, **totaling 15**

Source: Nu.

One AI Platform powering both business and customer decisions

DEPLOYED TESTING

Underwrite

FOUNDATION CREDIT MODELS

One backbone for all markets, shipping faster each cycle

- Credit Card · Brazil
- Lending · Brazil
- Credit Card · Mexico
- Income Estimation · Brazil
- Credit Card · Colombia
- Credit Card · SME

Optimize

CAUSAL AND DECISION SYSTEMS

Optimization engines that understand cause and effect

- Spend-uplift model improvement
- Deposit — price optimization
- CC Financing — price optimization

Support

GENAI AGENTS IN CUSTOMER SERVICE

Coverage[1] of ~60% of total Brazil CX chat volume

- Debt renegotiation
- Credit-limit explainer
- Card delivery / reissue
- Savings redemption
- Card dispute resolution
- Statements and balances
- Product explainer
- Pix failure diagnosis
- Card issue and address

Grow

RECSYS AND LOOKALIKE TARGETING

The architecture that predicts risk, predicts what customers want

- Notifications and cross-selling
- Lookalike targeting
- Personalized user interface
- AI Private Banker

Note 1: coverage — share of total Brazil CX chat volume handled by GenAI agents. Source: Nu.


Alice Moreira
Ana Castro
Conta Global

Financial Results

Credit portfolio growth remains strong, supported by disciplined underwriting

Total Portfolio · VOLUME · US$ BN

+37% YoY FXN

Credit Card +35% | Unsecured +45% | Secured +30%


24.1
1.9
5.9
16.3
+8% FXN
27.3
2.3
6.8
18.2
+9% FXN
30.4
2.7
7.7
20.0
+11% FXN
32.7
2.7
8.2
21.8
+7% FXN
37.2
3.0
9.9
24.3
+5% FXN
39.4
3.1
10.3
26.0
Q1'25
Q2'25
Q3'25
Q4'25
Q1'26
Q2'26

Portfolio Composition · MIX · % OF TOTAL

By Product

Credit Card | Unsecured | Secured


8%
24%
68%
8%
25%
67%
9%
25%
66%
8%
25%
67%
8%
27%
65%
8%
26%
66%
Q1'25
Q2'25
Q3'25
Q4'25
Q1'26
Q2'26

Note 1: Amounts in US dollars; growth rates on an FX-Neutral basis. Non-IFRS measures; refer to appendix for reconciliations. Note 2: All amounts presented gross of provisions. Note 3: 'Secured' includes Public, Private, INSS and FGTS Deductible Loans. Source: Nu.

Building a scalable and sustainable Deposit Franchise across Latam

Deposits · US$ BN · BY COUNTRY

+18% YoY FXN


Brazil
Mexico
Colombia
Cost of Deposits · % of Interbank Rate
90%
91%
89%
87%
88%
88%
31.6
1.8
5.4
24.4
+11% FXN
36.6
2.1
6.7
27.8
+4% FXN
38.8
2.3
6.1
30.4
+12% FXN
41.9
2.5
6.3
33.1
-4% FXN
42.4
2.8
5.9
33.7
+6% FXN
45.3
3.3
5.7
36.4
Q1'25
Q2'25
Q3'25
Q4'25
Q1'26
Q2'26

Note 1: Amounts in USD; growth on FX-Neutral basis. Note 2: Cost of deposits = ratio between interest expenses paid to customers and interest income of deposits yielding 100% of respective interbank rate (TIIE/IBR/CDI). Source: Nu, BCB, Banxico, Banrep.

Risk-Adjusted NIM rebounds strongly as both NIM and Cost of Credit improve

Net Interest Income & Cost of Credit · US$ MM · NIM · RISK ADJ NIM %


NII
Cost of Credit
NIM
Risk Adj NIM
19.2%
18.8%
18.6%
19.5%
21.1%
22.9%
9.3%
9.9%
10.8%
10.5%
9.5%
12.4%
2,015
+7% FXN
2,224
+7% FXN
2,477
+13% FXN
2,837
+12% FXN
3,251
+9% FXN
3,687
(1,042)
(1,051)
-2% FXN
(1,036)
-5% FXN
(1,313)
+26% FXN
(1,794)
+33% FXN
(1,691)
-9% FXN
Q1'25
Q2'25
Q3'25
Q4'25
Q1'26
Q2'26

Note 1: NII = Credit Income + Float Income – Funding Cost. Note 2: NIM is annualized; ratio of NII over interest-earning balance-sheet metrics. Risk-Adj NIM is annualized; ratio of NII less Cost of Credit over interest-earning balance-sheet metrics. Note 3: Amounts in USD; FX-Neutral growth. Source: Nu.

Risk-Adjusted NIM dynamics reflect our resilient unit economics


Risk-Adjusted NIM · QoQ walk
10.49%
-70 bps
+152 bps
-263 bps
+80 bps
9.48%
+5 bps
+178 bps
+115 bps
-5 bps
12.42%
RA-NIM Q4'25
Float Income
Credit Income
Cost of Credit
Cost of Funding
RA-NIM Q1'26
Float Income
Credit Income
Cost of Credit
Cost of Funding
RA-NIM Q2'26
Avg. LDR 50%
Avg. LDR 54%
Avg. LDR 58%

Note 1: 'LDR' is loan-to-deposit ratio (please refer to slide 27 for more details). Source: Nu.

NPLs reflect the expected seasonal pattern, while underlying credit quality remains robust

EARLY DELINQUENCY

15-90 NPLs


4.5%
4.4%
4.2%
5.1%
4.7%
4.5%
4.2%
4.8%
4.5%
4.3%
4.1%
5.0%
4.8%
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25
Q2'25
Q3'25
Q4'25
Q1'26
Q2'26

Receivables 15-90 days past due

LATE DELINQUENCY

90+ NPLs


5.8%
5.9%
6.0%
6.1%
6.8%
7.0%
6.7%
6.4%
6.5%
6.7%
6.6%
6.5%
6.9%
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25
Q2'25
Q3'25
Q4'25
Q1'26
Q2'26

Receivables 90+ days past due

Note 1: Includes credit card receivables, loans to individuals and loans to companies across all geographies. Note 2: NPL = nonperforming loan; 15-90 days past due (early) and 90+ days past due (late).

Continuous growth, seasonal patterns and disciplined risk expansion explain the QoQ dynamics

EARLY DELINQUENCY

NPL 15-90 · QoQ Bridge


5.02%
−37 bps
−3 bps
+24 bps
−2 bps
4.85%
NPL 15-90 Q1'26
Seasonality
Product Mix
Intentional Risk Expansions
Others
NPL 15-90 Q2'26

Receivables 15-90 days past due

ALLOWANCE

ECL Allowance · QoQ Bridge


6,142
+342
−7
+1
+170
−7
6,642
ECL Q1'26
Growth
Seasonality
Product Mix
Intentional Risk Expansions
Others
ECL Q2'26

Expected credit loss allowance (US$ MM)

Note 1: ECL = Expected Credit Loss (IFRS 9). Note 2: NPL 15-90 Bridge = QoQ change in the 15-90 days past due ratio (in bps), decomposed into drivers. Note 3: 'Intentional Risk Expansions' reflects deliberate adjustments to Nu's underwriting policies. Note 4: 'Others' groups unexplained variance. Note 5: bps = basis points (1 bp = 0.01%); ECL amounts in US$ MM. Source: Nu.

Consistent provisioning and coverage through the cycle

EARLY PROVISIONING

CLA Over NPL 15+ Formation


114%
102%
109%
120%
115%
116%
123%
104%
119%
117%
113%
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25
Q2'25
Q3'25
Q4'25
Q1'26
Q2'26

CLA vs 15+ NPL formation (FXN)

Dotted line: 2 Quarters Rolling Avg.

LATE COVERAGE

Total Coverage Over NPL 90+


239%
246%
228%
224%
229%
246%
244%
230%
233%
252%
244%
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25
Q2'25
Q3'25
Q4'25
Q1'26
Q2'26

ECL Allowance vs 90+ stock

Note 1: "Provisions over NPL 15+ formation" measures gross credit loss allowance build against new 15+ day NPL formation; FX-neutral. Note 2: "Total coverage over NPL 90+" is total allowance as a share of 90+ day NPL stock. Source: Nu.

Credit as a superpower, underpinned by customer principality

Credit card NPL 90+ · % · BY INCOME BAND

BRAZIL ONLY

Nu — S1-S2 (ex-Nu) — S3-S5


Mass Market
<3 Minimum Wages
13.9%
11.6%
9.1%
20.6%
14.4%
8.7%
Jul-25
Dec-25
May-26
Super Core
3–10 Minimum Wages
11.3%
7.6%
6.4%
13.5%
7.6%
7.1%
Jul-25
Dec-25
May-26
High Income
+10 Minimum Wages
7.1%
6.2%
2.8%
8.7%
5.7%
3.9%
Jul-25
Dec-25
May-26

Note: MW = income measured in minimum wages. S1-S2 and S3-S5 refer to segments of Brazilian financial institutions as defined by BCB's segmentation, excluding Nubank, which is shown separately. Series are smoothed using a two-month rolling average. Source: BCB, Nubank.

Gross Revenue continues to scale as Gross Profit accelerates with normalizing Credit


Gross Revenue · US$ MM
+39% YoY FXN
9% FXN
3,373
8% FXN
3,772
10% FXN
4,317
11% FXN
4,857
7% FXN
5,316
6% FXN
5,876
Q1'25
Q2'25
Q3'25
Q4'25
Q1'26
Q2'26


Gross Profit · US$ MM · % OF TOTAL
+43% YoY FXN
Credit
Fees
Float
1,328
33%
34%
33%
+11% FXN
1,519
32%
30%
38%
+15% FXN
1,811
31%
27%
42%
+7% FXN
1,961
34%
29%
36%
-7% FXN
1,878
41%
30%
29%
25% FXN
2,441
34%
25%
41%
Q1'25
Q2'25
Q3'25
Q4'25
Q1'26
Q2'26

Note 1: Amounts in USD; growth on FX-Neutral basis. Note 2: Credit refers to Credit Income net of funding cost and Cost of Credit. Note 3: Fees = Fee Income less Transactional Cost. Note 4: Float = total Gross Profit – (Credit + Fees).

Scalable business model delivering continued operating leverage

Net Revenues & Opex · US$ MM · EFFICIENCY RATIO %


Net Revenues
Opex
Efficiency Ratio
21.4%
21.3%
20.3%
19.9%
17.6%
19.5%
2,369
+5% FXN
2,570
+7% FXN
2,847
+14% FXN
3,274
+9% FXN
3,672
+8% FXN
4,132
(459)
(548)
+16% FXN
(577)
+1% FXN
(653)
+12% FXN
(648)
-3% FXN
(806)
+20% FXN
Q1'25
Q2'25
Q3'25
Q4'25
Q1'26
Q2'26

Note 1: 'Efficiency Ratio' = Total Operating Expenses ÷ (NII + Fee Income net of Transactional Cost and Revenue-Based Taxes). Note 2: Q1'25 includes a US$47M one-off in Opex from deferred tax remeasurement. Note 3: Amounts in USD; growth on FX-Neutral basis. Source: Nu.

Solid earnings trajectory with sustained ROE


Net Income · US$ MM · ROE %
+49% YoY FXN
Net Income · US$ MM
ROE %
27%
28%
31%
33%
29%
33%
557
+11% FXN
637
+18% FXN
783
+13% FXN
895
-5% FXN
871
+17% FXN
1,061
Q1'25
Q2'25
Q3'25
Q4'25
Q1'26
Q2'26

Note 1: Amounts in USD; growth on FX-Neutral basis. Note 2: 'ROE' = Return on Equity, annualized, non-GAAP. Source: Nu.


Cafeteria do Assis
business
GS Consultoria
business

Q&A


Gabriela Lima
Alice Moreira
GS Consultoria
business

Appendix

Strong total exposure growth, with incremental mix tilted toward Credit Cards and Unsecured Lending


Total Exposure · US$ MM FXN · % OF TOTAL
+40% YoY
Credit Card
Unsecured Lending
Secured Lending
50,160
55,430
61,484
67,667
73,266
77,562
+11%
+11%
+10%
+8%
+6%
4%
13%
83%
14%
82%
Q1'25
Q2'25
Q3'25
Q4'25
Q1'26
Q2'26


Incremental Exposure Mix · US$ MM FXN · % OF TOTAL
-9% YoY
Credit Card
Unsecured Lending
Secured Lending
4,294
6,115
6,898
7,162
6,685
5,544
11%
27%
62%
4%
15%
80%
5%
18%
78%
1%
18%
81%
3%
24%
73%
2%
18%
80%
Q1'25
Q2'25
Q3'25
Q4'25
Q1'26
Q2'26

Note 1: Amounts in US$ MM; on an FX-Neutral basis. Note 2: 'Exposure' = total credit portfolio gross of provisions, including off-balance sheet limits. Note 3: 'Incremental Exposure Mix' reflects the gross change in total Exposure in the period (Δ Exposure). Source: Nu.

Strong capital position to fund both growth and global expansion

REGULATORY + HOLDCO

Capital Position

$9.1

BN · Q2'26


4.2
2.0
2.9
9.1
Capital Requirement
(Regulated Entities)
Capital Excess
(Regulated Entities)
Nu Holdings
Cash & Securities
Capital Position

US$ BN · regulated entities + Nu Holdings cash

LDR

Liquidity Position

57%

NET CREDIT / FUNDING


23.9
41.8
Net Credit Portfolio
Available Funding

US$ BN · available funding outsizes net credit

Note 1: Brazil considers Capital Adequacy Ratio (CAR) requirement of 10.5% (BCB Resolution No. 200/22). Mexico considers NICAP for SOFIPO type 4 (CAR 10.5%); Colombia minimum CAR 10.5% for Nu Financiera. Note 2: Net Credit Portfolio = Credit Card Receivables + Loans to Customers, net of Payables to Credit Card Network. Note 3: Available Funding = Total Deposits less Compulsory Deposits + Financial Bills. Source: Nu.

Unlocking long-term value
through engagement, monetization and scale



Monthly ARPAC by Cohort · US$
1.3
7.9
10.2
11.8
13.7
14.8
18.0
23.3
30.7
1
12
24
36
48
60
72
84
90
Months since origination



Monthly ARPAC · US$
+22% YoY FXN
11.6
12.5
13.8
15.0
15.9
17.1
Q1'25
Q2'25
Q3'25
Q4'25
Q1'26
Q2'26



Cost to Serve · US$
+14% YoY FXN
0.7
0.8
0.9
0.8
1.0
1.0
Q1'25
Q2'25
Q3'25
Q4'25
Q1'26
Q2'26

Note 1: Amounts in US dollars; growth rates on an FX-Neutral basis. Note 2: 'ARPAC' is average monthly revenue (total revenue divided by number of months in the period) divided by the average number of individual active customers during the period (defined as the average of monthly active customers at the beginning and end of the period). Note 3: 'Cost to Serve' is the monthly average of transactional expenses, customer support and operations expenses, divided by the average number of individual active customers during the period (same averaging methodology as Note 2). Source: Nu.

Non-IFRS Financial Measures and Reconciliations

Definitions & rationale · Adjusted Net Income

This presentation includes financial measures defined as "non-IFRS financial measures" by the SEC, including Adjusted Net Income, certain FX Neutral measures and managerial profit and loss (P&L), and provides reconciliations to the most directly comparable IFRS financial measure. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance or financial position that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. These non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

Adjusted Net Income is defined as profit (loss) attributable to shareholders of the parent company for the period, adjusted for the expenses and allocated tax effects on share-based compensation.

Adjusted Net Income is presented because management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of the operating and financial performance of the Company, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. Nu also uses Adjusted Net Income as a key profitability measure to assess the performance of the business. Nu believes Adjusted Net Income is useful to evaluate operating and financial performance for the following reasons:

Adjusted Net Income is widely used by investors and securities analysts to measure a company's operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were acquired; and

Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their hedge accounting effects for the corporate tax and social wages and their income tax effects, do not necessarily reflect how the business is performing at any particular time and the related expenses (and their subject impacts in the market value of assets and liabilities) are not key measures of core operating performance.

Adjusted Net Income is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, the calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, measure may not be comparable to those of other companies.

Non-IFRS Financial Measures and Reconciliations

Managerial P&L · Framework, reclassifications & tax-equivalency

The Managerial P&L reporting framework is intended to facilitate understanding of the underlying operational and economic drivers of the Company's results and how value is generated across products, segments, and geographies. The Managerial P&L line items are derived from the Company's IFRS financial statements and are constructed through a defined set of operational reclassifications and tax-equivalency adjustments. Such reclassifications and adjustments are managerial in nature and do not affect the Company's reported net income, cash flows, equity, regulatory capital metrics or any other measures prepared in accordance with IFRS. The Managerial P&L framework and related measures are supplemental, non-audited, non-IFRS or managerial measures and should not be considered in isolation or as substitutes for, or superior to, financial information prepared in accordance with IFRS. Operational reclassifications are applied to align income, costs, and expenses with the economic activities to which they relate, with the objective of improving comparability, analytical consistency, and transparency of operating performance. These reclassifications represent presentation-only changes between income statement line items and should be considered together with the Company's IFRS results.

As part of the Managerial P&L, the Company applies a defined set of tax-equivalency adjustments designed to improve comparability of pre-tax performance metrics for managerial analysis across components subject to specific statutory tax treatments. Conceptually, tax-equivalency adjustments normalize statutory tax effects so that the underlying economic contribution of certain products, services, and activities can be compared on a consistent pre-tax basis. These adjustments are net-income neutral and do not alter reported income tax expenses under IFRS or cash taxes paid.

The methodologies, definitions, and classification principles underlying the Managerial P&L view are applied consistently across periods. This marks the formal introduction of the framework for purposes of the Company's external reporting. Any future enhancements to the framework or its presentation will be disclosed transparently and supported by appropriate reconciliation to IFRS results. IFRS consolidated financial statements remain the sole basis for statutory reporting and accounting purposes and should be read together with any Managerial P&L measures presented herein.

Non-IFRS Financial Measures and Reconciliations

Managerial P&L — Q2'2026 · Nu Holdings consolidated · US$ million

Managerial P&L · Nu Holdings — Consolidated (US$ million)	THREE-MONTH PERIOD ENDED	
	6/30/2026	6/30/2025
Total Revenue	**5,875.7**	**3,772.3**
Credit Income	3,604.8	2,239.8
Float Income	1,454.4	990.9
Fee Income	816.4	541.6
Total Direct Costs	**(3,434.6)**	**(2,253.0)**
Funding Cost	(1,372.1)	(1,007.3)
Cost of Credit	(1,690.8)	(1,051.1)
Transaction Cost	(130.8)	(83.2)
Revenue-Based Taxes	(240.9)	(111.4)
Gross Profit	**2,441.1**	**1,519.3**
Operating Expenses	**(806.2)**	**(548.1)**
Customer Support and Operations	(226.2)	(161.4)
G&A Expenses	(463.6)	(318.7)
Marketing Expenses	(103.6)	(52.3)
Other Operating Expenses	(12.8)	(15.7)
Share of Results From Associates	(4.7)	(1.0)
EBT	**1,630.3**	**970.2**
Income Taxes	(569.2)	(333.2)
Net Income	**1,061.1**	**637.0**

Source: Nu. · Amounts in US$ million. · Comparison of three-month periods ended June 30, 2026 and June 30, 2025.

Unaudited Interim Condensed Consolidated Statements of Income

Accounting P&L — Q2'2026 · Nu Holdings consolidated · US$ million

Accounting P&L · Nu Holdings — Consolidated (US$ million)	THREE-MONTH PERIOD ENDED	
	6/30/2026	6/30/2025
Interest income and gains net of losses on financial instruments	4,760.6	3,128.7
Fee and commission income	752.6	539.7
Total revenue	**5,513.2**	**3,668.5**
Interest and other financial expenses	(1,556.7)	(1,030.0)
Transactional expenses	(127.8)	(78.3)
Expected credit loss	(1,482.2)	(1,012.2)
Total cost of financial and transactional services provided	**(3,166.7)**	**(2,120.5)**
Gross profit	**2,346.5**	**1,548.0**
Customer support and operations	(226.2)	(161.4)
General and administrative expenses	(599.8)	(341.3)
Marketing expenses	(103.4)	(67.3)
Other income (expenses)	(176.1)	(97.6)
Total operating expenses	**(1,105.6)**	**(667.6)**
Share of profit or (loss) in associates	(4.7)	(1.0)
Profit (loss) before income taxes	**1,236.3**	**879.4**
Total income taxes	(175.2)	(242.4)
Net income for the period/year	**1,061.1**	**637.0**

Source: Nu, IFRS consolidated financial statements. · Comparison of three-month periods ended June 30, 2026 and June 30, 2025.

Non-IFRS Financial Measures and Reconciliations

Managerial P&L — Bridge from Accounting · Q2'26 · Nu Holdings consolidated · US$ million

Q2'26 Nu Holdings — Consolidated (US$ million)	Accounting P&L	Reclassifications & Adjustments	Managerial P&L
Total Revenue	**5,513.2**	**362.4**	**5,875.7**
Credit Income	3,539.9	64.9	3,604.8
Float Income	1,220.6	233.8	1,454.4
Fee Income	752.6	63.8	816.4
Total Direct Costs	**(3,166.7)**	**(267.9)**	**(3,434.6)**
Funding Cost	(1,556.7)	184.6	(1,372.1)
Cost of Credit	(1,482.2)	(208.6)	(1,690.8)
Transaction Cost	(127.8)	(2.9)	(130.8)
Revenue-Based Taxes	0.0	(240.9)	(240.9)
Gross Profit	**2,346.5**	**94.6**	**2,441.1**
Operating Expenses	**(1,105.6)**	**299.4**	**(806.2)**
Customer Support and Operations	(226.2)	0.0	(226.2)
G&A Expenses	(599.8)	136.2	(463.6)
Marketing Expenses	(103.4)	(0.1)	(103.6)
Other Operating Expenses	(176.1)	163.3	(12.8)
Share of Results From Associates	(4.7)	0.0	(4.7)
EBT	**1,236.3**	**393.9**	**1,630.3**
Income Taxes	(175.2)	(393.9)	(569.2)
Net Income	**1,061.1**	**(0.0)**	**1,061.1**

Source: Nu. · Reclassifications and tax-equivalency adjustments are net-income neutral.

Non-IFRS Financial Measures and Reconciliations

Equity & Annualized ROE / Adjusted ROE · Nu Holdings — Consolidated · US$ million

Nu Holdings — Consolidated	Reconciliation – ROE				
	Q2'25	Q3'25	Q4'25	Q1'26	Q2'26
Total equity at the end of the period	9,576.1	10,553.5	11,321.6	12,591.8	13,251.7
Net Income for the period	637.0	782.7	894.8	871.4	1,061.1
Annualized ROE	**28%**	**31%**	**33%**	**29%**	**33%**

Note 1: 'ROE' stands for Return on Equity. It is annualized. · Source: Nu.

Non-IFRS Financial Measures and Reconciliations

FX Neutral Measures • Methodology

FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate financial performance despite variations in foreign currency exchange rates, which may not be indicative of core operating results and business outlook.

FX Neutral measures are presented because management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended June 30, 2025 were calculated by multiplying the as reported amounts of Adjusted Net Income and the key business metrics for such period by the average Brazilian reais / U.S. dollars exchange rate for the three months ended June 30, 2025 (R$5.6625 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by average based on the USD/BRL spot last price rate for all business days within the reporting in the three months ended June 30, 2026 (R$5.0496 to US$1.00), so as to present what certain of statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended June 30, 2026.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average based on the USD/BRL spot last price rate for all business days within the reporting in the three months ended June 30, 2026 and 2025 as reported by Bloomberg.

FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of each date, by the spot Brazilian reais/U.S. dollars exchange rates as of each date and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot last price rate as June 30, 2026 (R$5.1617 to US$1.00) so as to present what these amounts would have been had exchange rates been the same on June 30, 2025. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

Non-IFRS Financial Measures and Reconciliations

FX Rates · Monthly translation

FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of each date, by the spot Brazilian reais/U.S. dollars exchange rates as of each date and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot last price rate as June 30, 2026 (R$5.1617 to US$1.00) so as to present what these amounts would have been had exchange rates been the same on June 30, 2025. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

FX Rates - On a monthly basis, Nu translates its subsidiaries figures from their individual functional currency into Nu Holdings functional currency, the U.S. Dollars ("US$"), following the requirements of IAS 21 "The Effects of Changes in Foreign Exchange Rates". The functional currency of the Brazilian operating entities is the Brazilian Real ("R$"), of the Mexican entities is the Mexican Peso ("MXN"), and of the Colombian entities is the Colombian Peso ("COP").

As of January 31, 2026, income statement figures were divided by the average FX Rate of the month (R$ 5.33, MXN 17.66 and COP 3,689.73 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.26, MXN 17.46 and COP 3,696.90 to US$ 1.00).

As of February 28, 2026, income statement figures were divided by the average FX Rate of the month (R$ 5.20, MXN 17.23 and COP 3,683.36 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.13, MXN 17.23 and COP 3,756.82 to US$ 1.00).

As of March 31, 2026, income statement figures were divided by the average FX Rate of the month (R$ 5.23, MXN 17.78 and COP 3,713.33 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.18, MXN 17.94 and COP 3,673.20 to US$ 1.00).

As of April 30, 2026, income statement figures were divided by the average FX Rate of the month (R$ 5.03, MXN 17.46 and COP 3,617.21 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.18, MXN 17.46 and COP 3,638.79 to US$ 1.00).

As of May 31, 2026, income statement figures were divided by the average FX Rate of the month (R$ 4.98, MXN 17.31 and COP 3,722.71 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.03, MXN 17.35 and COP 3,689.77 to US$ 1.00).

As of June 30, 2026, income statement figures were divided by the average FX Rate of the month (R$ 5.13, MXN 17.38 and COP 3,493.08 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.18, MXN 17.94 and COP 3,673.20 to US$ 1.00).

Equity figures are translated using the FX Rate on the date of each transaction.

Glossary • A – M

Terms used throughout this presentation

Activity rate — defined as monthly active customers divided by the total number of customers as of a specific date.

CDI ("Certificado de Depósito Interbancário") — Brazilian interbank deposit rate.

Credit Loss Allowance Expenses / Credit Portfolio — defined as credit loss allowance expenses, divided by the sum of receivables from credit card operations (current, installments and revolving) and loans to customers, in each case gross of ECL allowance, as of the period end date.

Customer — defined as an individual or SME that has opened an account with Nu and does not include any such individuals or SMEs that have been charged-off or blocked or have voluntarily closed their account.

ECL or ECL Allowance — means the expected credit losses in Nu's credit operations, including loans and credit cards.

Efficiency ratio — refers to the ratio between Total Operating Expenses divided by Net Interest Income and Fee Income net of Transactional Cost and Revenue-Based Taxes.

Foreign Exchange ("FX") Neutral Measures — refer to certain measures prepared and presented in this earnings release to eliminate the effect of FX volatility between the comparison periods, allowing management and investors to evaluate Nu's financial performance despite variations in foreign currency exchange rates, which may not be indicative of the Company's core operating results and business outlook. For additional information, see "Non-IFRS Financial Measures and Reconciliations".

IBR ("Indicador Bancario de Referencia") — Colombian interbank deposit rate.

Interest-Earning Portfolio ("IEP") — consists of receivables from credit card operations on which Nu is accruing interest and loans to customers, in each case prior to ECL allowance, as of the period end date.

Loan-to-Deposit Ratio ("LDR") — calculated as the Net Credit Portfolio divided by the total Available Funding at the end of the same period. Where, Net Credit Portfolio = Credit Card Receivables + Loans to Customers, net of Payables to Credit Card Network; and Available Funding = Total Deposits less Compulsory Deposits + Financial Bills.

Monthly Active Customers — defined as all customers that have generated revenue in the last 30 calendar days.

Monthly Average Cost to Serve per Active Customer — defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Monthly ARPAC — defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Glossary • N – W

Terms used throughout this presentation

Net Interest Income ("NII") — defined as interest income and gains (losses) on financial instruments minus interest and other financial expenses.

Net Interest Margin ("NIM") — defined as the annualized ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost.

Non-Performing Loans ("NPL") — defined as the non-performing loans balance (e.g. NPLs 15 to 90 days or 90+ days) divided by the total outstanding balance of consumer credit portfolio (i.e. excluding SMEs).

Nu Pagamentos — Nu Holdings' subsidiary in Brazil.

Nu Financiera — Nu Holding's subsidiary in Colombia.

Primary Banking Account ("PBA") — refers to Nu's relationship with those customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self transfers. We calculate the percent of customers with a primary banking relationship as active customers with a primary banking relationship as a percentage of total active customers that have been with us for more than 12 months.

Purchase Volume ("PV") — defined as the total value of transactions that are authorized through Nu's credit, prepaid cards and payments through Nu's platform; it does not include other payment methods that we offer such as PIX transfers, WhatsApp payments or traditional wire transfers.

Recovery — the estimated amount of a defaulted contract with a customer that the company expects to receive.

Risk-Adjusted Net Interest Margin ("Risk-adjusted NIM") — annualized, and is calculated by dividing NII net of CLA by Interest Earning Assets defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other receivables ix) Other financial assets at amortized cost x) Securities.

SMEs — small and medium-sized enterprises.

TIIE ("Tasa de Interés Interbancaria de Equilibrio") — Mexican interbank deposit rate.

Total Portfolio — addition of credit card exposures and loans to customers.

Write-off — constitutes a derecognition event when the institution has no reasonable expectations of recovering the contractual cash flows.

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